Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Provides an Update on the Programs in Haiti

Vancouver, British Columbia, August 6, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to provide an update on the exploration programs in Haiti. EMX and its Joint Venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation, have been exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt that contains multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. EMX originally initiated exploration in Haiti during 2006, and based on encouraging results established a Joint Venture and Regional Strategic Alliance with Newmont in 2008. Subsequently in 2011, Newmont established six Designated Projects across northern Haiti and the Joint Venture continued exploring this portfolio of assets. In addition to the Designated Projects with Newmont, EMX re-established 100% control of the Grand Bois gold-copper project in 2012. The Joint Venture's efforts have developed several exploration targets that are ready for initial drill testing pending approval of the Research Permits by the Government of Haiti.

Recently, the World Bank agreed to assist the Government of Haiti in its efforts to reform the country’s mining law to be more consistent with current international standards. EMX and Newmont participated in a two-day conference in Port-au-Prince co-sponsored by the World Bank to engage the various stakeholders in the process of reforming Haiti’s mining law. While revisions to the mining law are pending, the Government has deferred further consideration of the Joint Venture's request for the Research Permits that would cover the six Designated Projects, as well as EMX's request for an extension of the Grand Bois Research Permit. As a consequence, Newmont has placed the Joint Venture’s Designated Projects on care and maintenance status, but continues with its community relations programs. EMX considers the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and has also placed its Grand Bois project on care and maintenance status. The Company remains committed to advancing the mining industry’s contribution to Haiti’s economic development, and looks forward to working with the Government of Haiti in its effort to bring the mining law to current international standards.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com